Exhibit 99.5
Consent of Independent Auditors
We hereby consent to the inclusion in this Annual Report on Form 40-F of Denison Mines Corp. (“the Company”) of our auditors’ report dated March 13, 2007 on the consolidated balance sheets of the Company as at December 31, 2006 and September 30, 2005 and the consolidated statements of Operations and Deficit, and cash flows for the fifteen month period ended December 31, 2006, and the years ended September 30, 2005, and 2004, which appears in an exhibit to this Annual Report on Form 40-F.
(Signed) PricewaterhouseCoopers LLP
Chartered Accountants
Vancouver, British Columbia, Canada
March 13, 2007